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                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                            --------------------

                                SCHEDULE TO

                             (Amendment No. 18)

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934


                        WILLAMETTE INDUSTRIES, INC.
                     (Name of Subject Company (Issuer))

                           COMPANY HOLDINGS, INC.
                            WEYERHAEUSER COMPANY
                   (Names of Filing Persons -- Offerors)

                  COMMON STOCK, PAR VALUE $0.50 PER SHARE
                       (Title of Class of Securities)

                                 969133107
                   (CUSIP Number of Class of Securities)

                           Robert A. Dowdy, Esq.
                            Weyerhaeuser Company
                       Federal Way, Washington 98063
                         Telephone: (253) 924-2345

    (Name, Address and Telephone Number of Person Authorized to Receive
          Notices and Communications on Behalf of Filing Persons)

                                  Copy to:

                             Richard Hall, Esq.
                          Cravath, Swaine & Moore
                             825 Eighth Avenue
                          New York, New York 10019
                         Telephone: (212) 474-1000

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


                                  SCHEDULE TO

     This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and
(2) unless and until validly redeemed by the Board of Directors of the Company, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of the Company (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $48.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

     Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

     On February 12, 2001, Weyerhaeuser sent a letter to Willamette regarding Willamette's 2001 Annual Meeting. The full text of a press release, dated February 12, 2001, issued by Weyerhaeuser with respect to the letter is filed as Exhibit (a)(5)(N) hereto.

Item 6.   Purposes of the Transaction and Plans or Proposals.

     On February 12, 2001, Weyerhaeuser and the Purchaser filed a revised definitive proxy statement (the "Definitive 2001 Annual Meeting Proxy Statement") with the Commission in connection with the solicitation of proxies from the shareholders of Willamette with respect to

Willamette's 2001 Annual Meeting. The Definitive 2001 Annual Meeting Proxy Statement is filed herewith as Exhibit (a)(5)(O).

Item 12.  Exhibits.

(a)(5)(N)    Press Release issued by Weyerhaeuser Company, dated February 12,
             2001.

(a)(5)(O) Definitive Proxy Statement in respect of Willamette Industries, Inc. filed by Weyerhaeuser Company and Company Holdings, Inc. on February 12, 2001.

                                  SIGNATURES

     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                        COMPANY HOLDINGS, INC.,

                                            by
                                                  /s/ STEVEN R. ROGEL
                                                -------------------------------
                                                Name:  Steven R. Rogel
                                                Title: President

                                        WEYERHAEUSER COMPANY,

                                            by
                                                  /s/ STEVEN R. ROGEL
                                                -------------------------------
                                                Name:  Steven R. Rogel
                                                Title: President and Chief
                                                       Executive Officer

           Dated: February 12, 2001

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                                 EXHIBIT INDEX

Exhibit No.         Description
----------          -----------

(a)(5)(N)           Press release issued by Weyerhaeuser Company, dated
                    February 12, 2001.

(a)(5)(O) Definitive Proxy Statement in respect of Willamette Industries, Inc. filed by Weyerhaeuser Company and Company Holdings, Inc. on February 12, 2001 (incorporated by reference to the Definitive Proxy Statement in respect of Willamette Industries, Inc. filed by Weyerhaeuser Company and Company Holdings, Inc. on February 12, 2001).

                                                             Exhibit (a)(5)(N)

                                                   [Weyerhaeuser Company logo]
NEWS RELEASE

For Immediate Release

                    WEYERHAEUSER SENDS LETTER TO WILLAMETTE
                   REGARDING ANNUAL MEETING OF SHAREHOLDERS

FEDERAL WAY, Wash., February 12, 2001 - Weyerhaeuser Company (NYSE: WY) today sent a letter to Willamette Industries, Inc. (NYSE: WLL) regarding the scheduling of Willamette's 2001 annual meeting of shareholders. The full text of the letter follows:

          February 12, 2001

          Willamette Industries, Inc.
          1300 Southwest Fifth Avenue
          Portland, Oregon 97201

          Attention: Duane C. McDougall
                     President and Chief Executive Officer

          Dear Duane:

          As you know, Weyerhaeuser Company and Company Holdings, Inc., a wholly owned subsidiary of Weyerhaeuser, have proposed four candidates for election as directors of Willamette Industries, Inc. at Willamette's 2001 annual meeting of shareholders.

          In prior years, pursuant to Article II, Section 1 of Willamette's by-laws, the annual meeting of shareholders was held on the third Tuesday in April. In response to our tender offer, on December 11, 2000, Willamette's Board of Directors amended this by-law to provide that "the annual meeting of shareholders will be held on such date and at such time as may be designated by the board." In so amending this by-law, however, the Board did not indicate when it planned to hold the annual meeting or whether it intended to abandon Willamette's longstanding practice of holding the annual meeting on the third Tuesday in April.

          It is our understanding that Willamette's historic practice has also been to begin the process of distributing proxy "search cards", pursuant to SEC Rule 14a-13(a), no later than the final week of January. It is now February 12, and to the best of our knowledge Willamette has yet to commence the proxy search card process.

                                   - more -


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                                     - 2 -

          In light of the foregoing, we hereby request that Willamette promptly inform us and the other Willamette shareholders whether Willamette intends to uphold its longstanding practice of holding its annual meeting on the third Tuesday in April and, if not, when it intends to hold the annual meeting.

                                          Very truly yours,

                                          /s/ STEVEN R. ROGEL

                                          Steven R. Rogel Chairman,
                                          President and Chief Executive Officer


Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 2000, sales were $16 billion. It has offices or operations in 17 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at www.weyerhaeuser.com.

FORWARD-LOOKING STATEMENTS

This news release contains statements concerning the company's future results and performance that are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any such forward looking statement made by Weyerhaeuser with respect to the Willamette tender offer is not entitled to the benefit of the safe harbor protections of the Private Securities Litigation Reform Act of 1995. The accuracy of such forward looking statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, including the level of interest rates and housing starts; market demand for the company's products, which may be tied to the relative strength of various US business segments; performance of the company's manufacturing operations; the types of logs harvested in the company's logging operations; the level of competition from foreign producers; the effect of forestry, land use, environmental and other governmental regulations; and the risk of losses from fires, floods and other natural disasters. The company is also a large exporter and is affected by changes in economic activity in Europe and Asia, particularly Japan, and by changes in currency exchange rates, particularly the relative value of the US dollar and the Euro, and restrictions on international trade. These and other factors that could cause or contribute to actual results differing materially from such forward looking statements are discussed in greater detail in the company's Securities and Exchange Commission filings.

                                   - more -

IMPORTANT INFORMATION

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company ("Weyerhaeuser"), has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. ("Willamette") at $48.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Friday, March 30, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

On February 9, 2001, Weyerhaeuser and CHI filed with the Securities and Exchange Commission a definitive proxy statement in connection with the election of the nominees of Weyerhaeuser and CHI (the "Weyerhaeuser Nominees") to the Willamette board of directors at the Willamette 2001 annual meeting of shareholders. Weyerhaeuser may file other proxy solicitation material regarding the election of the Weyerhaeuser Nominees or the proposed business combination between Weyerhaeuser and Willamette. The definitive proxy statement will be sent to shareholders of Willamette seeking their support of the election of the Weyerhaeuser Nominees to the Willamette board of directors. Investors and security holders are urged to read the definitive proxy statement and any other proxy material, when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the tender offer statement, the definitive proxy statement (when it is available) and other documents filed by Weyerhaeuser with the Commission at the Commission's website at http://www.sec.gov. The tender offer statement, the definitive proxy statement (when it is available) and these other documents may also be obtained for free from Weyerhaeuser by directing a request to Kathryn McAuley at (253) 924-2058.

Detailed information regarding the names, affiliations and interests of individuals who may be deemed participants in the solicitation of proxies of Willamette shareholders is available in the definitive proxy statement filed by Weyerhaeuser and CHI with the Commission on Schedule 14A on February 9, 2001.

Today's news release, along with other news about Weyerhaeuser, is available on the Internet at www.weyerhaeuser.com.

Weyerhaeuser contacts:


   ANALYSTS                                               MEDIA
   Kathryn McAuley       Joele Frank / Jeremy Zweig       Bruce Amundson
   Weyerhaeuser          Joele Frank, Wilkinson           Weyerhaeuser
   (253) 924-2058        Brimmer Katcher                  (253) 924-3047
                         (212) 355-4449